

October 28, 2011

Via Facsimile
Mr. Erik K. Bardman
Chief Financial Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, California 94555

      Re: Logitech International S.A.
             Form 10-K for the Fiscal Year Ended March 31, 2011
             Filed May 27, 2011
             File No. 000-29174

Dear Mr. Bardman:

We have reviewed your letter dated September 19, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 26, 2011.

Form 10-K for the Fiscal Year Ended March 31, 2011

Schedule II – Valuation and Qualifying Accounts

1.   We note in the footnote to the table that "transactions related to certain prior year charges and write-offs have been recharacterized." Please provide additional details regarding this recharacterization, including an explanation regarding why recharacterization was necessary for each year included in the Schedule, as applicable. Additionally, we note that your reserves are based in part on historical experience. Please tell us how your actual experience has historically compared with the estimates used to determine your reserves and what has driven fluctuations in these reserves for each year included in the Schedule.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief